SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   973812 10 0
                                 --------------
                                 (CUSIP Number)

                                 Peter A. Wilson
                             Spotless Group Limited
                                350 Queens Street
                               Melbourne, Victoria
                                 3000, Australia

                                    Copy to:

                              Neil M. Kaufman, Esq.
                               John C. Penn, Esq.
                            Kaufman & Associates, LLC
                      50 Charles Lindbergh Blvd., Suite 206
                            Uniondale, New York 11553
                            Telephone: (516) 222-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                                            --------------------
                                                            Page 2 of 31 Pages
                                                            --------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 973812 10 0                                       Page 3 of 31 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
1      |     NAME OF REPORTING PERSON
       |     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       |
       |           Spotless Group Limited
       |
--------------------------------------------------------------------------------
       |
2      |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
       |                                                         (b) |_|
--------------------------------------------------------------------------------
3      |     SEC USE ONLY
       |
--------------------------------------------------------------------------------
4      |     SOURCE OF FUNDS*
       |
       |     WC
--------------------------------------------------------------------------------
5      |     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |     TO ITEMS 2(d) OR 2(e)
       |                                                            |_|
--------------------------------------------------------------------------------
6      |     CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |     VICTORIA, COMMONWEALTH OF AUSTRALIA
--------------------------------------------------------------------------------
                               |   7   |   SOLE VOTING POWER
                               |       |
                               |       |        0
      NUMBER OF SHARES         |-------|----------------------------------------
        BENEFICIALLY           |   8   |   SHARED VOTING POWER
       OWNED BY EACH           |       |
      REPORTING PERSON         |       |        61,335,107*
            WITH               |-------|----------------------------------------
                               |   9   |   SOLE DISPOSITIVE POWER
                               |       |
                               |       |        0
                               |-------|----------------------------------------
                               |   10  |   SHARED DISPOSITIVE POWER
                               |       |
                               |       |        61,335,107*

--------------------------------------------------------------------------------
11     |     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        61,335,107*
--------------------------------------------------------------------------------
12     |     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |     SHARES
       |
                                                                |_|
--------------------------------------------------------------------------------
13     |     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |
       |        78.7%
--------------------------------------------------------------------------------
14     |     TYPE OF REPORTING PERSON*
       |
       |        CO
--------------------------------------------------------------------------------

   *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

                                  SCHEDULE 13D

                                                            --------------------
                                                            Page 4 of 31 Pages
                                                            --------------------



--------------------------------------------------------------------------------
1      |     NAME OF REPORTING PERSON
       |     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       |
       |           Spotless Plastics (USA) Inc. (EIN: 13-1956716)
       |
--------------------------------------------------------------------------------
       |
2      |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
       |                                                         (b) |_|
--------------------------------------------------------------------------------
3      |     SEC USE ONLY
       |
--------------------------------------------------------------------------------
4      |     SOURCE OF FUNDS*
       |
       |     WC
--------------------------------------------------------------------------------
5      |     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |     TO ITEMS 2(d) OR 2(e)
       |                                                            |_|
--------------------------------------------------------------------------------
6      |     CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |     STATE OF DELAWARE, U.S.A.
--------------------------------------------------------------------------------
                               |   7   |   SOLE VOTING POWER
                               |       |
                               |       |        0
      NUMBER OF SHARES         |-------|----------------------------------------
        BENEFICIALLY           |   8   |   SHARED VOTING POWER
       OWNED BY EACH           |       |
      REPORTING PERSON         |       |        61,335,107*
            WITH               |-------|----------------------------------------
                               |   9   |   SOLE DISPOSITIVE POWER
                               |       |
                               |       |        0
                               |-------|----------------------------------------
                               |   10  |   SHARED DISPOSITIVE POWER
                               |       |
                               |       |        61,335,107*

--------------------------------------------------------------------------------
11     |     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        61,335,107*
--------------------------------------------------------------------------------
12     |     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |     SHARES
       |
                                                                |_|
--------------------------------------------------------------------------------
13     |     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |
       |        78.7%
--------------------------------------------------------------------------------
14     |     TYPE OF REPORTING PERSON*
       |
       |        CO
--------------------------------------------------------------------------------

   *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

---------------------                                       --------------------
CUSIP No. 973812 10 0                                       Page 5 of 31 Pages
---------------------                                       --------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      |     NAME OF REPORTING PERSON
       |     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       |
       |           Windswept Acquisition Corporation (EIN: 11-3514983)
       |
--------------------------------------------------------------------------------
       |
2      |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
       |                                                         (b) |_|
--------------------------------------------------------------------------------
3      |     SEC USE ONLY
       |
--------------------------------------------------------------------------------
4      |     SOURCE OF FUNDS*
       |
       |     WC
--------------------------------------------------------------------------------
5      |     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       |     TO ITEMS 2(d) OR 2(e)
       |                                                            |_|
--------------------------------------------------------------------------------
6      |     CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |     STATE OF DELAWARE, U.S.A.
--------------------------------------------------------------------------------
                               |   7   |   SOLE VOTING POWER
                               |       |
                               |       |        0
      NUMBER OF SHARES         |-------|----------------------------------------
        BENEFICIALLY           |   8   |   SHARED VOTING POWER
       OWNED BY EACH           |       |
      REPORTING PERSON         |       |        61,335,107*
            WITH               |-------|----------------------------------------
                               |   9   |   SOLE DISPOSITIVE POWER
                               |       |
                               |       |        0
                               |-------|----------------------------------------
                               |   10  |   SHARED DISPOSITIVE POWER
                               |       |
                               |       |        61,335,107*

--------------------------------------------------------------------------------
11     |     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |        61,335,107*
--------------------------------------------------------------------------------
12     |     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       |     SHARES
       |
                                                                |_|
--------------------------------------------------------------------------------
13     |     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |
       |        78.7%
--------------------------------------------------------------------------------
14     |     TYPE OF REPORTING PERSON*
       |
       |        CO
--------------------------------------------------------------------------------

   *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

                                                            --------------------
                                                            Page 6 of 31 Pages
                                                            --------------------


         This amendment No. 2 (this "Amendment") amends the Schedule 13D filed on November 9, 1999, as amended by Amendment No. 1 thereto (date of event:
November 16, 2001) (the "Schedule 13D"), on behalf of Spotless Group Limited, a company organized under the laws of Victoria, Australia ("Spotless Group"), Spotless Plastics (USA) Inc., a Delaware corporation ("Spotless") and Windswept Acquisition Corporation, a Delaware corporation ("Acquisition Corp." and, together with Spotless Group and Spotless, the "Reporting Persons"), relating to the common stock, par value $.0001 per share (the "Common Stock") of Windswept Environmental Group, Inc. (the "Issuer").

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated in its entirety to read as follows:

         On February 5, 2004, in connection with the Issuer's review of various alternatives to increase its liquidity, the Issuer entered into an Account Receivable Finance Agreement (the "ARFA") with Spotless. Pursuant to the ARFA, Spotless may, but is not obligated to, purchase for cash one or more of the Issuer's accounts receivable, which are approved by Spotless, in its sole discretion, in respect of the particular debtor, invoices and related credit, subject to certain terms and conditions.

         While determining whether to pursue the ARFA arrangement, the Issuer considered preliminary proposals by Spotless to convert a significant portion of the outstanding debt under the Note (as defined below) into shares of the Issuer's common stock. If this were to occur, Spotless could increase its ownership of the Issuer's common stock to over 90%. If Spotless' ownership were to exceed 90%, Spotless would consider, with the consent of the Series A Preferred Stockholders, (a) effecting a short-form merger under the Delaware General Corporation Law and (b) terminating the public registration of the Issuer's common stock with the SEC under the Securities Exchange Act of 1934 because the common stock would no longer be held by at least 300 stockholders of record. In this connection, on January 30, 2004, Spotless made a preliminary proposal, included as Exhibit 2, to the Issuer as a means of gauging the Issuer's willingness to pursue a conversion transaction. The preliminary proposal was intended, in part, to aid Spotless in determining how to manage its equity investment in the Issuer. In this regard, the Series A Preferred Stockholders expressed a willingness to consider and negotiate Spotless' related inquiry, as reflected in Exhibit 3. No further actions or discussions regarding a conversion transaction have occurred given the ARFA arrangement and the Issuer's review of other ways to increase its liquidity. It is not clear whether or when a conversion arrangement will be pursued and, if so, on what terms.

                                                            --------------------
                                                            Page 7 of 31 Pages
                                                            --------------------

         On October 29, 1999, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with Spotless, pursuant to which Spotless subscribed for 22,284,683 shares of the Issuer's authorized but unissued shares of Common Stock, and 9,346 shares of the Issuer's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred"), for an aggregate purchase price of $2,500,000 (the "Purchase Price"), or $0.07904 per share of Common Stock and $79.04 per share of Series B Preferred. Spotless assigned its rights under the Subscription Agreement to Acquisition Corp., and on October 29, 1999, Acquisition Corp. purchased the 22,284,683 shares of Common Stock and 9,346 shares of Series B Preferred.

         In connection with the execution and delivery of the Subscription Agreement, Spotless advanced the Issuer and Trade-Winds Environmental Restoration, Inc., North Atlantic Laboratories, Inc. and New York Testing Laboratories, Inc., each of which is or was a wholly owned subsidiary of the Issuer, as joint and several obligors, the sum of $2,000,000 pursuant to a Convertible Promissory Note dated October 29, 1999 (the "Note").

         At the time of issuance, neither the Series B Preferred nor the Note could have been converted into shares of Common Stock because the Issuer did not have a sufficient number of authorized shares of Common Stock to issue at such time. On September 19, 2000, the Issuer amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 50,000,000 shares to 100,000,000 shares which was sufficient to allow for the conversion of the Series B Preferred and the Note into Common Stock. Subsequently, on March 15, 2001, the Issuer further amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 150,000,000 shares.

         On November 16, 2001, Spotless exercised its right to convert all principal and accrued and unpaid interest on the Note. As of the date of conversion, the principal amount of $2,000,000 remained outstanding under the Note. As a result, upon conversion, the Issuer issued 28,555,250 shares of Common Stock to Spotless and the obligations of the Issuer and its subsidiaries to Spotless in the aggregate amount of $2,256,951 were satisfied. Upon such conversion, the Common Stock held by Spotless was assigned to Acquisition Corp. Additionally, on November 16, 2001, Acquisition Corp. exercised its right to convert all 9,346 shares of the Series B Preferred. As a result of such conversion, in accordance with the terms of Issuer's Series B Preferred Stock, Acquisition Corp. was issued 10,495,174 shares of the Common Stock. After giving effect to these conversions (the "Conversions"), Acquisition Corp. beneficially owned 61,335,107 shares of the Common Stock, which represents 78.7% of the issued and outstanding shares of Common Stock.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their shares as they deem appropriate from time to

                                                            --------------------
                                                            Page 8 of 31 Pages
                                                            --------------------


time. In determining from time to time whether to sell or distribute their shares of the Issuer's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need of the Issuer from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) Acquisition Corp. is the direct beneficial owner of 61,335,107 shares of Common Stock which represent 78.7% of the outstanding shares of Common Stock. Spotless and Spotless Group may be deemed to be the indirect, beneficial owner of the Acquisition Corp.'s shares of Common Stock by virtue of Acquisition Corp.'s status as a direct and indirect wholly owned subsidiary, respectively, of Spotless and Spotless Group.

          (b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to share the voting and dispositive power over the Acquired Shares.

          (c) Except as set forth in this Item 5, there have been no transactions in the Common Stock by the Reporting Persons or any person named in Schedules I-III during the 60 days preceding the filing of this Schedule 13D.

          (d) Except as set forth in this Schedule 13D, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

          (e) Not applicable.

                                                            --------------------
                                                            Page 9 of 31 Pages
                                                            --------------------

Item 7.  Material to be filed as Exhibits

The following exhibits are filed herewith:

Exhibit 1  Account Receivable Finance Agreement, Dated February 5, 2004

Exhibit 2  Letter Dated January 30, 2004, from Spotless

Exhibit 3  Letter Dated February 5, 2004, from Series A Preferred Stockholders

                                                            --------------------
                                                            Page 10 of 31 Pages
                                                            --------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 26, 2004



                                    SPOTLESS GROUP LIMITED


                                    By:      /s/ Brian Stuart Blythe
                                       ----------------------------------------

                                    Name:   Brian Stuart Blythe
                                    Title:   Chairman


                                    SPOTLESS PLASTICS (USA) INC.


                                    By:      /s/ Peter Alexander Wilson
                                       ----------------------------------------

                                    Name:   Peter Alexander Wilson
                                    Title:   President



                                    WINDSWEPT ACQUISITION CORPORATION

                                    By:      /s/ John Joseph Bongiorno
                                       ----------------------------------------

                                    Name:    John Joseph Bongiorno
                                    Title:   Director

                                                            --------------------
                                                            Page 11 of 31 Pages
                                                            --------------------
                                   SCHEDULE I

           LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SPOTLESS GROUP

-------------------------    --------------------------------    ----------------------------------------
EXECUTIVE OFFICERS           BUSINESS ADDRESS                    PRINCIPAL OCCUPATION AND  CITIZENSHIP
AND DIRECTORS
-------------------------    -------------------------------     ----------------------------------------
Brian S. Blythe              c/o Spotless Group Limited          Mr. Blythe is Chairman of the Board of
                             350 Queens Street, Melbourne        Directors of Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. Blythe is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

John J. Bongiorno            c/o Spotless Group Limited          Mr. Bongiorno is the Director of Finance
                             350 Queens Street, Melbourne        of the Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. Bongiorno is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Ronald B. Evans              c/o Spotless Group Limited          Mr. Evans is a Non-Executive Director of
                             350 Queens Street, Melbourne,       Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. Evans is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Ian G. McMullin              c/o Spotless Group Limited          Mr. McMullin is a Non-Executive Director
                             350 Queens Street, Melbourne,       of Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. McMullin is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Geoffrey T. Ricketts, LLB    c/o Spotless Group Limited          Mr. Rickets is a Non-Executive Director
                             350 Queens Street, Melbourne,       of Spotless Group.  He is also a consultant
                             Victoria, 3000, Australia           to Russdell McVeagh Solicitors, which is a
                                                                 law firm.

                             c/o Russell McVeagh Solicitors      Mr. Ricketts is a citizen of the
                             Vero Centre                         Commonwealth of New Zealand.
                             48 Shortland Street
                             PO Box 8
                             New Zealand
                             DX CX10085


                                                            --------------------
                                                            Page 12 of 31 Pages
                                                            --------------------

Peter A. Wilson              c/o Spotless Group Limited          Mr. Wilson is the Managing Director
                             350 Queens Street, Melbourne,       of Spotless Group, President and Chief
                             Victoria, 3000, Australia           Executive Officer of Spotless and
                                                                 President and Chief Executive Officer
                                                                 of Acquisition Corp.

                                                                 Mr. Wilson is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

David G. Davis               c/o Spotless Group Limited          Mr. Davis is a Non-Executive Director of
                             350 Queen Street, Melbourne         Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. Davis is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Mark E. Elliott, LLB         c/o Spotless Group Limited          Mr. Elliott is a Non-Executive Director
                             350 Queen Street, Melbourne         of Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. Elliott is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Lawrence B. O'Bryan          c/o Spotless Group Limited          Mr. O'Bryan is a Non-Executive Director
                             350 Queen Street, Melbourne         of Spotless Group.
                             Victoria, 3000, Australia
                                                                 Mr. O'Bryan is a citizen of the
                                                                 Commonwealth of Australia.


                                                            --------------------
                                                            Page 13 of 31 Pages
                                                            --------------------

                                   SCHEDULE II

              LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SPOTLESS

-------------------------    -------------------------------     ----------------------------------------
EXECUTIVE OFFICERS           BUSINESS ADDRESS                    PRINCIPAL OCCUPATION AND  CITIZENSHIP
AND DIRECTORS
-------------------------    -------------------------------     ----------------------------------------

Brian S. Blythe              c/o Spotless Group Limited          Mr. Blythe is Chairman of the Board of
                             350 Queens Street, Melbourne        Spotless Group and Non-Executive Director
                             Victoria, 3000, Australia           of Spotless.

                                                                 Mr. Blythe is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

John J. Bongiorno            c/o Spotless Group Limited          Mr. Bongiorno is the Director of Finance
                             350 Queens Street, Melbourne        of the Spotless Group and Director of
                             Victoria, 3000, Australia           Spotless.

                                                                 Mr. Bongiorno is a citizen of the
                                                                 Commonwealth of Australia.


-------------------------    -------------------------------     ----------------------------------------

Ronald B. Evans              c/o Spotless Group Limited          Mr. Evans is a Non-Executive Director of
                             350 Queens Street, Melbourne,       Spotless Group and Director of Spotless.
                             Victoria, 3000, Australia
                                                                 Mr. Evans is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Charles L. Kelly, Jr.        c/o Spotless Plastics (USA) Inc.    Mr. Kelly is currently the Senior Vice
                             150 Motor Parkway - Suite 413       President of Operations, and Secretary of
                             Hauppauge, New York  11788          Spotless Enterprises Inc., a Delaware
                                                                 corporation ("Spotless Enterprises"), and
                                                                 Spotless. Mr. Kelly is also the Chief
                                                                 Financial Officer of the Issuer.

                                                                 Mr. Kelly is a citizen of the United
                                                                 States of America.

-------------------------    -------------------------------     ----------------------------------------

Peter A. Wilson              c/o Spotless Group Limited          Mr. Wilson is the Managing Director of
                             350 Queens Street, Melbourne,       Spotless Group, Executive Director--
                             Victoria, 3000, Australia           Plastics Division, President and Chief
                                                                 Executive Officer of Spotless and
                                                                 President and Chief Executive Officer of
                                                                 Acquisition Corp.

                                                                 Mr. Wilson is a citizen of the
                                                                 Commonwealth of Australia.


                                                            --------------------
                                                            Page 14 of 31 Pages
                                                            --------------------

                                  SCHEDULE III

                           LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION CORP.

EXECUTIVE OFFICERS           BUSINESS ADDRESS                    PRINCIPAL OCCUPATION AND  CITIZENSHIP
AND DIRECTORS
-------------------------    -------------------------------     ----------------------------------------

Brian S. Blythe              c/o Spotless Group Limited          Mr. Blythe is Chairman of the Board of
                             350 Queens Street, Melbourne        Spotless Group and Non-Executive Director
                             Victoria, 3000, Australia           of Acquisition Corp.

                                                                 Mr. Blythe is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

John J. Bongiorno            c/o Spotless Group Limited          Mr. Bongiorno is the Director of Finance
                             350 Queens Street, Melbourne        of the Spotless Group and Director of
                             Victoria, 3000, Australia           Acquisition Corp.

                                                                 Mr. Bongiorno is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Ronald B. Evans              c/o Spotless Group Limited          Mr. Evans is a Non-Executive Director of
                             350 Queens Street, Melbourne,       Spotless Group and Non-Executive Director
                             Victoria, 3000, Australia           of Acquisition Corp.

                                                                 Mr. Evans is a citizen of the
                                                                 Commonwealth of Australia.

-------------------------    -------------------------------     ----------------------------------------

Charles L. Kelly, Jr.        c/o Spotless Plastics (USA) Inc.    Mr. Kelly is currently the Senior Vice
                             150 Motor Parkway - Suite 413       President of Operations, and Secretary of
                             Hauppauge, New York  11788          Spotless Enterprieses Inc., a Delaware
                                                                 corporation ("Spotless Enterprises"), and
                                                                 Spotless. Mr. Kelly is also the Chief
                                                                 Financial Officer of the Issuer.

                                                                 Mr. Kelly is a citizen of the
                                                                 United States of America.

-------------------------    -------------------------------     ----------------------------------------

Peter A. Wilson              c/o Spotless Group Limited          Mr. Wilson is the Managing Director of
                             350 Queens Street, Melbourne,       Spotless Group, President and Chief
                             Victoria, 3000, Australia           Executive Officer of Spotless and President
                                                                 and Chief Executive Officer of Acquisition
                                                                 Corp.

                                                                 Mr. Wilson is a citizen of the
                                                                 Commonwealth of Australia.

                                                            --------------------
                                                            Page 15 of 31 Pages
                                                            --------------------

                                                                   Exhibit 1

                      ACCOUNT RECEIVABLE FINANCE AGREEMENT

         This ACCOUNT RECEIVABLE FINANCE AGREEMENT (the "Agreement"), is made as of February 5, 2004, between Windswept Environmental Group, Inc., a Delaware corporation ("Windswept"), Trade Winds Environmental Restoration, Inc., a Delaware corporation ("Trade Winds"; and together with Windswept hereinafter referred to as the "Seller") each with its principal place of business at 100 Sweenydale Avenue, Bay Shore, New York 11706 and Spotless Plastics (USA) Inc., a Delaware corporation, with its principal place of business at 150 Motor Parkway, Suite 413, Hauppauge, New York 11788 (the "Purchaser").

         WHEREAS, the Seller wishes to sell to Purchaser certain of its account receivable, and the Purchaser desires to purchase from Seller the same, on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and of the mutual premises, covenants, representations and warranties herein contained, the parties hereby agree as follows:

         1. Purchase and Sale of the Account Receivable.

         1.1 Sale of the Account Receivable. (a) In reliance on the representations and warranties contained herein and subject to the terms and conditions hereof, the Seller hereby from time to time during the term of this Agreement (the "Term") will offer to sell to the Purchaser, all of Seller's right, title and interest in and Accounts, invoices, book debts, notes, drafts, acceptances, contracts, choses in action and other rights to payment arising in the ordinary course of Seller's business (each individually an "Account" and collectively, "Accounts"), and Purchaser will purchase those accounts offered by Seller that Purchaser deems acceptable in its sole discretion subject to the conditions and on the terms set forth herein.

         (b) Seller shall offer Accounts for sale to Purchaser by listing such Accounts on a schedule in a form approved by Purchaser (each such schedule a "Schedule of Accounts") and delivering such Schedule of Accounts to Purchaser along with all invoices, evidences of indebtedness, shipping documents and/or other supporting documents relating to each Account listed on such Schedule of Accounts. Each Schedule of Accounts delivered by Seller to Purchaser hereunder shall contain one or more Accounts having a total minimum face value of not less than $10,000.

         1.2 Purchase Price and Payment. (a) Upon receiving a Schedule of Accounts, Purchaser shall determine in its sole discretion which, if any, of the Accounts listed on such Schedule of Accounts are acceptable to Purchaser for purchase. Purchaser will pay to Seller at the time of purchase of acceptable Accounts (to the extent such funds are not otherwise applied by Purchaser, with Seller's consent, to the Obligations (as defined below)) an amount equal to

                                                            --------------------
                                                            Page 16 of 31 Pages
                                                            --------------------

85% of the face value thereof, as adjusted by Purchaser in its sole discretion (each such payment, an "Advance" and, collectively, the "Advances"). Upon payment by Purchaser of an Advance (or application of Advance amount to the Obligations) with respect to an Account, all the Seller's right, title and interest in, to and under said Account, including without limitation the right of stoppage in transit, and all security and guaranties relating thereto and all goods represented thereby (including returned, repossessed, rejected or unshipped goods), shall automatically and immediately be vested in Purchaser.

         1.3 No Assumption of Liabilities. The Purchaser shall not assume or have any liability for any liabilities or obligations of the Seller relating to the Accounts or otherwise, and the Seller shall pay, perform and discharge all its liabilities and obligations relating to the Accounts or otherwise which are not so assumed by the Purchaser.

         1.4 Obligations. As used herein, the term "Obligations" means any and all present and future payment, reimbursement and other performance obligations of Seller (or its affiliates) to Purchaser (or its affiliates), whether arising under this Agreement, any Related Agreement or otherwise, however evidenced (including without limitation, direct, indirect, contingent, primary, secondary, joint, several and joint and several liabilities), whether matured or unmatured, including without limitation (i) Seller's obligations hereunder, all obligations to pay discounts, together with accrued discounts and all fees, charges and expenses in connection therewith, (ii) the payment of all amounts (including, without limitation, discount, interest, fees, costs and other charges) that may accrue hereunder or under any Related Agreement after the imposition of the automatic stay under Section 362 of the U.S. Bankruptcy Code, as amended (Title II U.S.C. ss.101 et seq. as it may be modified, supplemented, amended or replaced from time to time, or any similar or successor law, the "Bankruptcy Code"), (iii) any and all sums advanced by Purchaser to obtain, create, preserve, protect, perfect, defend and enforce the obligations described above or the security interest granted hereby or otherwise granted by Seller or any other person to Purchaser, to collect any of such obligations or any collateral therefor, or as a result of any breach or misrepresentation hereunder or under any other agreement or arrangement at any time with or for the benefit of Purchaser or otherwise (including without limitation the expenses or retaking, holding preparing for sale, selling or otherwise disposing of or realizing on any Collateral), (iv) whether or not suit is brought, and whether or not such amount is expended before or after the imposition of the automatic stay under
Section 362 of the Bankruptcy Code, any and all costs (including without limitation court costs), expense advances and attorney's fees (including without limitation internally allocated costs of in-house counsel) that may be made or incurred by Purchaser in the collection of the foregoing or enforcement of any of the foregoing or the exercise by Purchaser of any of its rights hereunder or under any Related Agreement or otherwise or in and to any Collateral or any other rights of Purchaser against Seller or any other person, (v) any and all amounts that Purchaser may at any time be required to disgorge or pay as a result of any payment made (or obligation incurred) by or for the benefit of Seller or any other person to (or for the benefit of) Purchaser being avoided or set aside (A) as a preference under Sections 547 or 550 of the Bankruptcy Code,
(B) as a fraudulent conveyance under Section 548 of the Bankruptcy Code, or (C) under any state laws governing insolvency or creditors' rights,

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                                                            --------------------
                                                            Page 17 of 31 Pages
                                                            --------------------

(vi) Seller's indemnification obligations related hereto howsoever arising (vii) all extensions, renewals, replacements, refundings or modifications of any of the foregoing, and (viii) any awards of damages, judgments or settlement obligations relating to any of the foregoing.

         2. Obligations of the Seller.

         2.1 Collection and Remittance of Accounts. (a) At no cost to the Purchaser, the Seller, at its own cost and expense, shall make all reasonable efforts to collect and enforce the obligations due under the Accounts, including but not limited to the diligent prosecution of the litigation against the Account debtor (the "Customer"). Furthermore, the Seller shall remit to the Purchaser promptly, but in no event later than two (2) business days after receipt thereof, all amounts received by the Seller in satisfaction of or with respect to the Accounts.

         (b) (i) Upon payment in full to Purchaser of all amounts due on all Accounts listed on a Schedule of Accounts, Purchaser shall promptly, subject to a period of at least five (5) business days for clearance of payments, normal business administration of payments received and the other terms and conditions hereof, apply to the Obligations an amount equal to the amounts actually received with respect to such Accounts (the "Collections") less (A) Advances made with respect to such Accounts, (B) discounts earned with respect to such Accounts (calculated as set forth below) and (C) any other amounts that may be retained by Purchaser hereunder, under any Related Agreement (as hereinafter defined) or otherwise. As used herein the term "Related Agreement" means any agreement, instrument, guaranty or other document at any time whether currently or in the future, entered into by Seller and (or for the benefit of) Purchaser.

         (ii) Discounts to be charged on a monthly basis with respect to each purchase of an Account shall be charged on the face value of the Account purchased (as such value may be adjusted by Purchaser in its sole discretion), not on the amount of cash paid, and will be calculated based on the number of days from and including the day on which such Advance is made to and including the fifth business day following receipt of payment on the Account, as follows:

              1 - 30 days................................    1.0% Discount
              31 - 60 days...............................    1.5% Discount
              61 - 90 days...............................    2.0% Discount
              over 90 days...............................    3.0% Discount

         (c) The parties contemplate a continuous course of sales of Accounts by Seller to Purchaser and concurrent Advances by Purchaser to Seller during the Term (as defined below).

                                                            --------------------
                                                            Page 18 of 31 Pages
                                                            --------------------

         2.2 Grant of Security Interest. In order to secure the prompt payment, performance and observance in full of its obligations under this Agreement, the Seller hereby sells, assigns, pledges, transfers, sets over and grants to the Purchaser a continuing security interest in and lien on all of the Seller's right, title and interest in, to and arising under, and all amounts payable with respect to the Accounts (the "Collateral").

         3. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

         3.1 Corporate Status. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on its business as now conducted.

         3.2 Authority for Agreement. The Seller has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Seller and this Agreement constitutes the valid and legally binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general application relating to or affecting the rights and remedies of creditors.

         3.3 No Conflicts. The execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated hereby:
(i) do not and will not require the consent, waiver, approval, license, designation or authorization of, or declaration with, any person or public authority; (ii) do not and will not with or without the giving of notice or the passage of time or both, violate or conflict with or result in a breach or termination of any provision of, or constitute a default under, or accelerate or permit the acceleration of the performance required by the terms of, or result in the creation of any Lien upon the Account pursuant to, or otherwise give rise to any liability or obligation under, any agreement, mortgage, deed of trust, indenture, license, permit or any other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or description to which the Seller is a party or by which the Seller or the Account may be bound; and (iii) will not terminate or result in the termination of any such agreement or instrument, or in any way affect or violate the terms and conditions of, or result in he cancellation, modification, revocation or suspension of, any rights included in the Account.

         3.4. The Accounts.
              ------------

         (a) The Seller is not a party to or bound by any oral or written contracts, obligations, commitments or understandings relating to the Accounts.

                                                            --------------------
                                                            Page 19 of 31 Pages
                                                            --------------------

         (b) Each Account was generated in the ordinary course of business and is the valid obligation of the Customer.

         (c) The rights and interests of the Seller in the Accounts may be assigned to the Purchaser without the consent of any other person and upon each purchase the Purchaser will acquire all such rights and interests.

         (d) The Seller owns all good and valid title to the Accounts, free and clear of any security interests, liens, charges, pledges, causes of action or other encumbrances ("Liens") other than Liens in favor of the Purchaser or its affiliates, and after the purchase of any Accounts pursuant hereto good and valid title to the Accounts shall be owned by the Purchaser, free and clear of any Liens.

         (e) Seller's principal place of business, its financial books and records relating to the Accounts and the other Collateral are, and for the past four months have been, located at the address for receipt of notices set forth below, and Seller shall not change any such location or locations or add additional locations without giving at least 30 days prior written notice of such change or addition to Purchaser;

         (f) Seller has not at any time used any other corporate, trade, fictitious or other name, has not changed its identity or corporate structure, is not the successor to any other corporation or any other person or entity, has not been the surviving entity in any merger or other type of business reorganization or acquired or owned any other business;

        (g) Seller will not assign, sell, mortgage, lease, transfer, pledge, grant a security interest in, encumber, allow any lien or encumbrance to be created or recorded with respect to or otherwise dispose of or abandon any part or all of the Accounts or the other Collateral without obtaining the prior written consent of Purchaser;

         (h) Seller, where appropriate, has made and will maintain proper entries upon its books and records, disclosing the absolute sale to Purchaser of Accounts purchased by Purchaser and the security interest of Purchaser in all other Accounts and the other Collateral;


         (i) each Customer named in each Account has the legal capacity to contract and is indebted to Seller in the amount indicated in the books and records of Seller and (with respect to Accounts submitted to Purchaser for purchase) as set forth in the respective Schedule of Accounts relating to such Account;

         (j) Seller is not and will not be a party to any agreements or arrangements with any Customer regarding guaranteed sales, consignments, guaranteed returns, price protection, stock balancing or any other mechanism that may lead to a claim by such Customer against amounts payable by such Customer on its Accounts with Seller;

                                                            --------------------
                                                            Page 20 of 31 Pages
                                                            --------------------

         (k) all invoices, instruments, promissory notes, leases, chattel paper, other evidences of indebtedness and all back up documentation relating to each Account listed on a Schedule of Accounts have been or immediately upon receipt thereof will be delivered to Purchaser, and such documents and all supporting documents are and will be complete, current, valid and enforceable in accordance with their terms, and all signatures and endorsements that appear thereon are and will be genuine and all signatories and endorsers have and will have full capacity to contract;


         (l) Seller shall promptly and completely fulfill or cause to be fulfilled all of its contractual or other obligations relating to payments to be made on the Accounts or any other Collateral;

         (m) Seller will make due and timely payment or deposit of all taxes, assessments or contributions required by law which may be lawfully levied or assessed with respect to it, the Collateral or other sales represented by the Accounts and will execute and deliver to Purchaser, on demand, appropriate certificates attesting to the timely payment or deposit of all such taxes, assessments or contributions;

         (n) All Accounts arise and will arise from lawful business activities of the Seller, and Seller will engage in and use the collateral only for lawful business purposes, with reasonable care and caution and Seller shall maintain all Collateral at its own expense in first class order, repair or condition;


         (o) Seller shall at all times keep the Collateral insured against any and all risks, and shall obtain and maintain such other insurance as may be required by Purchaser from time to time, all in such amounts and with one or more insurance carriers as Purchaser in its sole discretion may deem satisfactory, and all proceeds of such policies shall be made payable solely to Purchaser and shall be otherwise endorsed to Purchaser's satisfaction;

         (p) If any of the Accounts arise out of contracts with or claims (including tax refund claims) against the United States of America or any state or any political subdivision thereof, or any department, agency or instrumentality of any thereof, the monies due and to become due under such contracts or claims are hereby assigned to Purchaser, and the Seller shall take all actions Purchaser may deem necessary, appropriate or desirable so that such monies shall be validly assigned to Purchaser under the Federal Assignment of Claims Act or other laws or regulations relating to the assignment of claims against and/or payments from such governmental entities; and

         (q) Seller will permit Purchaser (and its agents and designees) to visit and inspect any of the properties of Seller, to examine all Seller's books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss Seller's affairs, finances and accounts with and be advised as to same by, Seller, its officers, employees and its financial advisors (including, without limitation, its independent accountants) (and by this provision the Seller authorizes such accountants to discuss with Purchaser and its agent and designees the

                                                            --------------------
                                                            Page 21 of 31 Pages
                                                            --------------------

affairs, finances and accounts of Seller) all at such times and intervals and to such extent as Purchaser may deem necessary or appropriate in its sole discretion.

         3.5. Litigation. Seller will list on any Schedule of Accounts any pending or threatened actions, suits, proceedings, arbitrations or governmental investigations pending or threatened against, by or affecting the Seller (or, to the best of the Seller's knowledge, any basis therefor) in which, individually or in the aggregate, an unfavorable determination could materially affect its prospects, earnings or condition (financial or otherwise) or the Accounts or result in any material liability on the part of the Purchaser or prevent or impair the execution, delivery or performance of this Agreement or any of the transactions or events contemplated hereby or could declare this Agreement unlawful or cause the rescission of any of the transactions hereunder or require Purchaser to divest itself of any part of the Accounts to be acquired pursuant hereto.

         3.6 Compliance. To the best knowledge of the Seller, the Seller has complied and is in compliance in all material respects with all laws, rules, regulations, ordinances, orders, decrees, writs, injunctions, or other governmental restrictions applicable to the Accounts.

         3.7. Brokers, Finders, etc. The Seller has not employed any finder, broker, agent or other intermediary in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

         4. Representations and Warranties of Purchaser. The Purchaser represents and warrants to the Seller as follows:

         4.1. Corporate Status. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on its business as now conducted.

         4.2 Authority for Agreements. The Purchaser has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and this Agreement constitutes the valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general application relating to or affecting the rights and remedies of creditors.

         4.3. No Conflicts. The execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated hereby by the Purchaser: (i) do not and will not require the consent, waiver, approval, license, designation or authorization of, or declaration with, any person or public authority; and (ii) do not and will not with or without the giving, of notice or the passage of time or both, violate or conflict with or result in a breach or termination of any provision of, or constitute a default under, or accelerate or permit the

                                                            --------------------
                                                            Page 22 of 31 Pages
                                                            --------------------

acceleration of the performance required by the terms of, or result in the creation of any Lien upon any of the Accounts pursuant to, or otherwise give rise to any liability or obligation under, any agreement, mortgage, deed of trust, indenture, license, permit or any other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or description to which the Purchaser is a party or by which the Purchaser may be bound.

         5. Covenants.
            ---------

         5.1 Notice of Impairment. Each party hereto shall promptly advise the other party hereto of any event (other than one generally known to the public) that is likely to materially impair such party's ability to perform its obligations under this Agreement.

         5.2. Consents. This Agreement shall not constitute an agreement to assign any interest in any instrument, contract, lease, permit or other agreement or arrangement of the Seller or any claim, right or benefit arising thereunder or resulting, therefrom, if an assignment without the consent of a third party would constitute a breach or violation thereof or adversely affect the rights of the Purchaser or the Seller thereunder. If a consent of a third party which is required in order to assign any instrument, contract, lease, permit or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom, which consent the Seller shall use its best efforts to obtain prior to the Closing, is not obtained prior to the Closing, or if an attempted assignment would be ineffective or would adversely affect the ability of the Seller to convey its interest to the Purchaser, the Seller will cooperate with the Purchaser to provide that the Purchaser shall receive the Seller's interest in the benefits under any such instrument, contract, lease, permit or other agreement or arrangement; and any transfer or assignment to the Purchaser by the Seller of any interest under any such instrument, contract, lease, permit or other agreement or arrangement that requires the consent of a third party shall be made subject to such consent or approval being obtained.

         5.3. Expenses. The Purchaser and the Seller shall bear their own respective expenses incurred in connection with this Agreement and in connection with all obligations required to be performed by each of them under this Agreement.

         5.4. Sales Taxes. The Seller shall pay any state or local sales or use taxes payable in connection with the sale of the Account pursuant to this Agreement.

         5.5. Further Assurances. Seller will execute and deliver to Purchaser any and all instruments or documents, and do any and all things, including without limitation, execution, delivery and/or filing of such financing statements or assignments as Purchaser may deem necessary, appropriate or desirable to obtain, create, perfect, preserve, protect, enforce or defend the interests of Purchaser in the Accounts and the other Collateral, to carry into effect the provisions of this Agreement or any Related Agreement and to facilitate the collection of any Accounts or the disposition of any Collateral, and in the event Client receives payment directly from any Customer on any Account purchased by Purchaser, such payment shall be held by

                                                            --------------------
                                                            Page 23 of 31 Pages
                                                            --------------------

Customer in trust for Purchaser and shall be immediately forwarded to Purchaser by recognized overnight courier in the same form received with all appropriate endorsements.

         6. Events of Default; Remedies; Termination.
            ----------------------------------------

         6.1 Events of Defaults. The occurrence of any one of more of the following shall constitute an "Event of Default" under this Agreement:

         (a) The Seller fails to pay or perform any of its obligations under this Agreement;

         (b) Any representation, warranty or statement made by or on behalf of the Seller in connection with this Agreement proves to have been inaccurate, incomplete or misleading in any material respect when made or deemed to have been made;

         (c) The Seller fails to comply at any time with any covenant made in this Agreement; or

         (d) The Seller (i) suspends business voluntarily or involuntarily, (ii) makes an assignment for the benefit of creditors, (iii) applies for or becomes subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any of its property, (iv) admits in writing its inability to pay its debts as they may mature, (v) is adjudicated an insolvent, (vi) files or is subject to any petition in bankruptcy whether under state law or under the U.S. Bankruptcy Code (and whether for reorganization or liquidation) or (vii) files or becomes subject to any petition in equity for receivership or any other action under any insolvency, reorganization, receivership, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity).

         6.2 Remedies. Upon the occurrence and during the continuation of any Event of Default, the Purchaser may automatically take any or all of the following actions:

         (a) The Purchaser may, in its own name or in the name of the Seller or otherwise, but at the expense of the Seller, collect, demand, receive, assign, sell, sue for and/or compromise any or all of the Collateral; make any disposition of the Collateral or any other collateral in which the Purchaser has been granted a security interest or any part thereof in such order and at such times in one or more parcels as the Purchaser may determine in its sole discretion, and give good and sufficient releases thereof; and file any claims or take any action or proceedings either in its own name or in the name of the Seller or otherwise that the Purchaser may determine necessary or advisable in its sole discretion; and

         (b) Without limiting the foregoing, exercise all any of the rights, remedies and powers available to it from time to time under Article 9 or the Uniform Commercial Code in effect in the State of New York or otherwise available under applicable law or in equity.

                                                            --------------------
                                                            Page 24 of 31 Pages
                                                            --------------------

         6.3  Termination.
              -----------

         6.3 Termination. (a) Upon indefeasible payment or repayment in full to Purchaser, and complete performance by Client, of any and all Obligations, whether or not arising hereunder, including, without limitation, all of Seller's obligations hereunder, Purchaser shall, upon Seller's written request and at Seller's expense, terminate this Agreement, without recourse to Purchaser and without any representation or warranty by Purchaser, (the date of such termination being the "Termination Date"); provided that, notwithstanding any termination hereof, Seller's obligations under Paragraph 7 below shall continue in full force and effect. To the extent Seller becomes obligated to Purchaser under the circumstances contemplated in the immediately preceding sentence, this Agreement shall be deemed to be reinstated without any further action by Seller or Purchaser and such obligations shall be fully secured by the Collateral.

         (b) If the Seller has not sold acceptable Accounts to Purchaser three
(3) months from the date first written above, Purchaser may, in its sole discretion, terminate Seller's right, if any, to sell Accounts to Purchaser hereunder, provided that such termination shall have no effect on the amount of the Obligations for which Seller is liable.

          7.   Indemnification; Survival.
               -------------------------

          7.1  Indemnification.
               ---------------

         (a) From and after the Closing, the Seller will indemnify the Purchaser, its employees, officers, directors and stockholders, against, and hold the Purchaser, its officers, directors and stockholders, harmless from, any and all liability, damage, deficiency, loss, cost or expense (including reasonable attorneys' fees and expenses) that are based upon or that arise out of, subject to Section 7.2 hereof, (i) any misrepresentation or breach of any warranty or agreement made by the Seller herein, (ii) any obligation, debt or liability of the Seller to the extent that the same is not expressly assumed herein by Purchaser, or (iii) the ownership of the Account on or prior to the Closing Date.

          (b) The Purchaser will indemnify the Seller against, and hold the Seller harmless from, any and all liability, damage, deficiency, loss, cost or expense (including reasonable attorneys' fees and expenses) that are based upon or that arise out of, subject to Section 7.2 hereof, the material breach or default of any representation, warranty or agreement made by the Purchaser herein.

          (c) Each party entitled to indemnification under this Agreement (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party becomes aware of any claim by a third party for which indemnification is available hereunder, the delivery of which notice shall require the Indemnifying Party (at its expense) to assume the defense of any claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of

                                                            --------------------
                                                            Page 25 of 31 Pages
                                                            --------------------

such claim or litigation, shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense, but only at such Indemnified Party's expense, and provided further, that the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement except to the extent that the omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is irreparably damaged as a result of the failure to give notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation. Notwithstanding the foregoing, the Indemnified Party shall have the right at all times to take over and assume control of the defense, settlement, negotiations or lawsuit relating to any claim or demand, provided, however, that if the Indemnified Party does so take over and assume control, the amount of the indemnity by the Indemnifying Party shall be limited to the amount which the Indemnifying Party has immediately prior to such time indicated it would be willing to pay to adjust and settle such claim or demand. In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand, and shall be entitled to settle or agree to pay in full such claim or demand, in its sole discretion, and all costs and expenses relating thereto (including without limitation legal fees and expenses) shall be borne by the Indemnifying Party. In any event, the Seller and the Purchaser shall cooperate in the defense of such action and the records of each shall be available to the other with respect to such defense.

          7.2. Survival. The representations, warranties, agreements and indemnities contained in this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of such parties, and the completion of the transactions contemplated herein.

         8. True Sale; Consent to Relief from Automatic Stay.
            ------------------------------------------------

         (a) The Seller and the Purchaser each expressly acknowledges and agrees that it is the intent of each of them that the purchase of the Account by the Purchaser under the terms of Section 1 of this Agreement will constitute a true sale of such Account and not merely a secured financing.

         (b) The Seller hereby agrees that if it (i) files with a United States Bankruptcy Court of competent jurisdiction or becomes the subject of any petition under the U.S. Bankruptcy Code, (ii) becomes the subject of any order for relief issued under the U.S. Bankruptcy Code, (iii) files or becomes the subject of any petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, assignment for benefit of creditors, or other relief, (iv) seeks, consents to, or acquiesces in the appointment of any trustee, receiver, conservator or liquidator, or (v) becomes the subject of any order, judgment, or decree entered by

                                                            --------------------
                                                            Page 26 of 31 Pages
                                                            --------------------

any court of competent jurisdiction approving a petition filed by or against the Seller for any realization, arrangement, composition, readjustment, liquidation, dissolution, assignment for benefit of creditors or similar relief under any present of future federal or state act or law relating to bankruptcy, insolvency, or relief for the Seller, the Purchaser will thereupon be entitled to immediate relief from any automatic stay imposed by the U.S. Bankruptcy Code, or from any other stay or suspension of remedies imposed in any other manner with respect to the exercise of the rights and remedies otherwise available to the Purchaser under this Agreement or under applicable law relating to the Account purported to be purchased by the Purchaser from the Seller. The Seller hereby acknowledges and stipulates that relief from the automatic stay (or any such other provision of law having a similar effect) with respect to the Account purported to be purchased the Purchaser is in the Seller's best interest in that continued collection of said Account by the Purchaser will operate to reduce the obligations of the Seller under this Agreement. The Seller hereby further stipulates, acknowledges, and reaffirms that said Account does not constitute property of a "debtor's estate" as that term is defined under the U.S. Bankruptcy Code (and do not constitute property of the Seller for purposes of any other federal or state law relating to bankruptcy, insolvency, assignment for the benefit of, or relief from, creditors) and that (subject to terms and provisions of this Agreement) the Seller has no right, title, or interest in said Account Receivable. The Seller hereby further stipulates, acknowledges and agrees that should the Purchaser request the relief specified in this Section 8, the Seller will not object to or oppose the Purchaser from having immediate relief, subject to court approval (if necessary), from the automatic stay under
Section 362 of the U.S. Bankruptcy Code (or any such other provision of law having a similar effect) or such other relief as set forth below, such relief being limited to modification of the stay (or such other provision of law) (i) to permit the Purchaser to collect the Account purported to be purchased by the Purchaser from the Seller and apply the proceeds to the obligations of the Seller under this Agreement, and (ii) to obtain the Seller's cooperation and assistance in collection and recovery of all amounts due on the Account purported to be purchased by the Purchaser from the Seller.

         (c) In addition to, and without limiting the foregoing, in the event that the Seller files a petition under the U.S. Bankruptcy Code or under any other similar federal or state law, the Seller hereby unconditionally and irrevocably agrees that the Purchaser will be entitled, and the Seller hereby unconditionally and irrevocably consents, to relief from the automatic stay so as to allow the Purchaser to exercise its rights and remedies under this Agreement with respect to the Collateral, including taking possession of the Collateral, collecting amounts due, or otherwise exercising its rights and remedies with respect to the Collateral. In such event, the Seller hereby agrees that it will not, in any manner, oppose or otherwise delay any motion filed by the Purchaser for relief from the automatic stay. The Purchaser's enforcement of the right granted herein for relief from the automatic stay is subject to the approval of the bankruptcy court in which the case is then pending.

          9. Power of Attorney. Seller hereby appoints and authorizes each of Purchaser, Charles L. Kelly, Jr. and Joseph Murphy, or any designee of any of them, as its attorney-in-fact, with full power of substitution, to execute and endorse on its behalf Seller's name on and, as

                                                            --------------------
                                                            Page 27 of 31 Pages
                                                            --------------------

applicable, to file such agreements, instruments, documents or other writings as Purchaser may deem necessary, desirable or appropriate (i) to obtain, create, perfect, preserve, protect, enforce or defend the interests of Purchaser in the Collateral and/or the Accounts, including without limitation, UCC Financing Statements, Statements of Amendment and other similar documents to reflect any change of name or organizational structure of the Seller, any change of location of the Collateral or of any place of business or record keeping of Seller or the addition of any new place of business or record keeping of Seller and (ii) in connection with any sale or other disposition of Collateral after an Event of Default. Seller hereby appoints and authorizes each of Purchaser, Charles L. Kelly, Jr. and Joseph Murphy, or any designee of any of them, as its attorney-in-fact to endorse on its behalf Seller's name on checks, or other forms of remittance received where such endorsement may be required to effect collections and as to any forms of collateral, such as letters of credit, deeds of trust, notices, deeds, etc., where said collateral must be looked to by Purchaser for collection of the Obligations. These powers shall permit Purchaser to deal generally in all respects, without restriction, in and with any of the property that constitutes either the Accounts, or the other Collateral or any other collateral securing the Obligations. These powers of attorney shall be deemed to be coupled with an interest and may not and shall not be revoked except with the prior written consent of Purchaser.

          10.  General.
               -------

          10.1 Severability. If any provision of this Agreement shall be held of or deemed to be of or shall, in fact, be inoperative of or unenforceable as applied in any particular case because it conflicts with any other provision of or provisions hereof of or any constitution of or statute of or rule of public policy, of or for any other reason, such circumstances shall not have the effect of rendering the provision in question inoperative of or unenforceable in any other case of or circumstance, of or of rendering any other provision of or provisions herein contained invalid, inoperative, of or unenforceable to any extent whatever. The invalidity of any one of or more phrases, sentences, clauses, sections, of or subsections of this Agreement shall not affect the remaining portions of this Agreement.

          10.2. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally of or sent by registered of or certified mail (return receipt requested), postage prepaid, or by nationally recognized overnight courier service or by facsimile transmission electronically confirmed during normal business hours, (i) if to the Seller at 100 Sweenydale Avenue, Bay Shore, New York 11706, Fax No.: (631) 435-8900, Attn.: Michael O'Reilly, with a copy to Kaufman & Associates, LLC, 50 Charles Lindbergh Blvd., Suite 206, Uniondale, New York 11553, Attn.: Neil M. Kaufman, Esq., Fax No.: (516) 222-5110; and (ii) if to the Purchaser, at 150 Motor Parkway, Hauppauge, New York 11788, Fax No.:
(631) 951-9027, Attn: Joseph Murphy, or, in each case, at such other address as may be specified in writing to the other party.

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                                                            --------------------
                                                            Page 28 of 31 Pages
                                                            --------------------

          10.3. Waiver. Each of the parties hereto may waive compliance by the other party with any of the provisions of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing.

          10.4. Amendment. This Agreement may not be amended except by an instrument in writing duly executed and delivered on behalf of each of the parties hereto.

          10.5. Miscellaneous. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning of or interpretation of this Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York, applicable to contracts made and to be performed in New York. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto. The rights and obligations contained in this Agreement are solely for the benefit of the parties hereto and are not intended to benefit of or be enforceable by any other party, under the third party beneficiary doctrine of or otherwise.

           IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                            WINDSWEPT ENVIRONMENTAL GROUP, INC.

                            By:      /s/ Michael O'Reilly
                                ------------------------------------------
                                Michael O'Reilly
                                President


                            TRADE WINDS ENVIRONMENTAL
                                RESTORATION, INC.


                            By:      /s/ Michael O'Reilly
                                ------------------------------------------
                                Michael O'Reilly
                                President


                            SPOTLESS PLASTICS (USA) INC.

                            By:      /s/ Joseph Murphy
                                ------------------------------------------
                                Name:  Joseph Murphy
                                Title: Vice President - Finance & Administration

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                                                            Page 29 of 31 Pages
                                                            --------------------


                                                                   Exhibit 2

                                                  January 30, 2004

Mr. Anthony Towell
Special Committee of the Board of Directors
of Windswept Environmental Group, Inc. ("WEGI")
11000 Placida Road
Apartment 2303
Placida, FL  33946

Dear Mr. Towell:

           In accordance with preliminary discussions at the WEGI board of directors meeting on Friday, January 23, 2004, I would like to propose a transaction to provide WEGI with adequate cash so that it will have the opportunity to continue as a going concern and continue the growth of its business. Spotless Plastics (USA) Inc. ("Spotless"), through its subsidiary Windswept Acquisition Corp., has historically funded WEGI's cash needs through a secured loan. While Spotless is under no obligation to make these loans, Spotless has always assisted WEGI with its funding needs. Currently, WEGI has a loan balance with Spotless of $4,910,000. Under Spotless's parent company's loan covenants, Spotless cannot loan WEGI more than $5,000,000. Although WEGI has generated positive operating results in the last quarter and it appears that such results will continue into the current quarter, Spotless believes that it is unlikely that WEGI will be able to generate sufficient cash to fund its operations or meet its current obligations. Without access to cash or the availability of financing, the value of WEGI will be deteriorated.

           Spotless would like to offer to convert $3,680,000 of WEGI's debt to it into 92,000,000 shares of WEGI common stock. In addition, we propose that the short-term note be amended to a convertible note to provide for future conversions, if necessary, at the same conversion price ($.04). This proposal will create headroom in Spotless' borrowing facility to potentially lend additional funds to WEGI. Please keep in mind that this is not an offer to fund future working capital needs as such funding will continue to be evaluated by Spotless management as the need for funding arises.

           If these preliminary terms are agreeable, please sign below and mail to my attention. We can then draw up the necessary documents.


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                                                            --------------------
                                                            Page 30 of 31 Pages
                                                            --------------------

           I accept the terms of the transaction subject to final signed documentation.

-----------------------

Anthony Towell
Special Committee of the Board of Directors

                                     Sincerely,


                                     Joseph Murphy
                                     Vice President - Finance & Administration
Cc:  Peter Wilson
     Charles Kelly, Jr.
     Neil Kaufman

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                                                            Page 31 of 31 Pages
                                                            --------------------
                                                                    Exhibit 3

                                                       February 5, 2004

Mr. Joe Murphy
Spotless
150 Motor Parkway
Suite 413
Hauppauge, NY  11788

Dear Mr. Murphy:

We would be happy to consider converting our preferred shares to a loan (debt) to WEGI. We would like to suggest some aspects of the transaction that we would like to see accomplished.

        1. The interest rate for the loan should be identical to the dividend rate of the Series A Preferred (i.e. the greater of 6% per annum, or the inflation rate plus 2 1/2%, paid quarterly).

        2.        We would like Spotless to guarantee the loan.

        3. We would like some of the principle paid off each quarter. We are open to your suggestion on this.

        4. The loan shall be paid off by the redemption date of the Preferred A (i.e. February 24, 2007). We may consider a longer term with incentives.

        5. If interest is not paid when due, the delinquent amount due shall accrue interest at prime plus 3% (same as Preferred A). If interest is not paid for any cumulative total of four quarters, we have the right to declare a default at any time subsequent to that event, and to demand full payment of all unpaid principal and interest due.

        6. We should be awarded 650,000 option shares each, at the equivalent pre merger undiluted value of $1.00 per share, issued on or before February 24, 2007, to simulate our benefit from the Preferred A, in the event the pre-merger undiluted common stock value exceeds $1.00 per share on or prior to that date.

We are open to negotiating some of these terms because we would like to accommodate you and save WEGI the costs and time of complying with the SEC. Please discuss this with the other people at Spotless and get back to me.

                                         Very truly yours,

                                         /s/ Kevin J. Phillips

                                         /s/ Gary A. Molnar